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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   (Check One)


        X  Form 10-K and 10-KSB             Form 11-K             Form 20-K

                        Form 10-Q and 10-QSB          Form N-SAR


For Period Ended:              DECEMBER 31, 2003

                  (   )    Transition Report on Form 10-K

                  (   )    Transition Report on Form 20-F

                  (   )    Transition Report on Form 11-K

                  (   )    Transition Report on Form 10-Q

                  (   )    Transition Report on Form N-SAR

                  For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information

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Full Name of Registrant:         SOUTHWEST SHOPPING CENTERS CO. II, L.L.C.

Former Name if Applicable

                              N/A
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Address of Principal Executive Office (Street and Number)

                      125 Park Avenue
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City, State and Zip Code

                      New York, NY 10017
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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

X        (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X        (b)      The subject annual report, semiannual report, transition
                  report on Form 10-K, 10- KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F,
11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On December 6, 2002 a New York court preliminarily enjoined the proposed merger of First Union Real Estate Equity and Mortgage Investments ("FUR") and Gotham Golf Corp. The preliminary injunction was appealed by all defendants. Oral arguments regarding the appeal were heard on March 11, 2003. The impending appeal and delay of the proposed merger have significantly diverted management's attention and resources from other matters. Accordingly, the Registrant, which is a wholly owned subsidiary of FUR, did not have adequate time to develop the disclosure required for the subject report without unreasonable effort or expense.

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Part IV - Other Information

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(1)      Name and telephone number of person to contact in regard to this notification:

         Neil Koenig                        (212)                   949-1373
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                  Name                    Area Code           Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                    X       Yes                                 No


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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                            Yes                        X        No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                   SOUTHWEST SHOPPING CENTERS CO. II, L.L.C
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 2003            By: /s/ Neil H. Koenig
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                                 Neil H. Koenig, Interim Chief Financial Officer



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